FLORIDA EAST COAST HOLDINGS CORP.

7411 Fullerton Street, Suite 100

Jacksonville, Florida 32256

May 10, 2011

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Florida East Coast Holdings Corp. Registration Statement on Form S-4

Ladies and Gentlemen:

Florida East Coast Holdings Corp. (the “Registrant”), the primary obligor under the 10  1/2% / 11  1/4% Senior PIK Toggle Notes due 2017 (the “Restricted Notes”) is registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

1. The Registrant has not entered into any arrangement or understanding with any person to distribute the 10  1/2% / 11  1/4% Senior PIK Toggle Notes due 2017 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrant further represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrant or any affiliate of the Registrant to distribute the Exchange Notes.

5. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

6. The Registrant will require the exchange offeree to represent to the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

FLORIDA EAST COAST HOLDINGS CORP.

By:	/s/ Kim Cooper
Name:	Kim Cooper
Title:	Vice President and Corporate Controller

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